[COOLEY GODWARD KRONISH LLP LOGO]

J. Patrick Loofbourrow (858) 550-6089 loof@cooley.com	Via Edgar and Federal Express

September 10, 2007

United States Securities and Exchange Commission Mail Stop 3561 100 F Street N.E. Washington, D.C. 20549
Attn:	John Reynolds Jay Williamson Raj Rajan
RE:	Genoptix, Inc. Registration Statement on Form S-1 (File No. 333-144997) Amendment No. 1

Dear Messrs. Reynolds, Williamson and Rajan:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the "Securities Act"), on behalf of our client Genoptix, Inc. (the "Company"), is Amendment No. 1 ("Amendment No. 1") to the Company's Registration Statement on Form S-1 (the "Registration Statement") originally filed with the Securities and Exchange Commission (the "Commission") on July 31, 2007. The copy of Amendment No. 1 that is enclosed with the paper copy of this letter is marked to show changes from the Registration Statement as originally filed with the Commission on July 31, 2007.

Amendment No. 1 is also being filed in response to comments received from the staff of the Commission (the "Staff") by letter dated September 4, 2007 with respect to the Registration Statement (the "Comment Letter"). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Except where otherwise noted, page references in the text of the responses below correspond to the page numbers of Amendment No. 1.

Staff Comments and Company Responses

General Comments

  1.
  Prior to the effectiveness of the company's registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the Underwriters has received clearance by the NASD.

Response:    The Company acknowledges the Staff's comment and will inform the Staff as to whether or not the amount of compensation allowable or payable to the underwriters has received clearance by the NASD prior to the effectiveness of the Registration Statement.

  2.
  Prior to effectiveness, please have an NASDAQ representative call the staff to confirm that your securities have been approved for listing

Response:    The Company acknowledges the Staff's comment and will request that a NASDAQ representative call the Staff to confirm the Company's securities have been approved for listing prior to the effectiveness of the Registration Statement.

4401 Eastgate Mall, San Diego, CA 92121 T: (858) 550-6000 F: (858) 550-6420 www.cooley.com

  3.
  We note that the company has not completed various terms of offering as reflected in numerous sections of the prospectus, for example The offering, page 6, Use of Proceeds, page 33, Capitalization, page 34, dilution, page 36 and various other disclosures. Please revise to complete all blanks in your next amendment except for pricing information.

Response:    The Company has revised the disclosure throughout the Registration Statement as requested.

  4.
  We will process your amendments without price ranges. As the price range you select with affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

Response:    The Company acknowledges the Staff's comment.

Cover Page

  5.
  Revise to indicate the amount of securities being registered.

Response:    The Company acknowledges the Staff's comment and respectfully submits that the amount of securities being registered will be provided in the pre-effective amendment to the Registration Statement that includes pricing-related information.

  6.
  Please revise to explicitly state that this is a firm commitment underwritten offering.

Response:    The Company respectfully acknowledges the Staff's comment. We note that Item 501(b)(8) of Regulation S-K requires the issuer to provide a brief description of the underwriting arrangements on the outside cover page of the prospectus if the offering is not made on a firm commitment basis. The shares offered by the Company will be purchased by the underwriters on a firm commitment basis. We believe that market convention for offerings conducted on a firm commitment basis is to not mention these arrangements on the front cover of the prospectus, but to disclose them in the section entitled "Underwriting." We respectfully submit that this approach is preferable because it helps provide investors with a cover page that clearly summarizes the key points of an offering without cluttering the cover page with additional details that are less material to investors. In addition, although the front cover does not explicitly state that it is a firm commitment underwritten offering, it does refer to "firm shares."

About this prospectus

  7.
  We note your statement that "[t]he information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date." Revise to remove the noted statements.

Response:    The Company has revised the disclosure to remove the noted statements as requested.

Summary

  8.
  Please revise to provide a brief description of your relationship with Cartesian in the Summary.

Response:    The Company has provided additional disclosure on page 4 as requested.

  9.
  Please note that your summary should act to summarize the more detailed information contained elsewhere in your document. We note, for example, that much of your disclosure under

    "Competitive Strengths" and "Growth Strategy" is repeated elsewhere in your document. Also, you have an extensive list of risk factors on page four which are followed, on page ten, by similar disclosure. Please revise or advise.

Response:    The Company has revised the disclosure on pages 2 and 3 as requested.

  10.
  Please provide a basis for your statement that you "are a leading specialized laboratory service provider."

Response:    The Company acknowledges the Staff's comment and respectfully submits that it is a leading provider among specialized diagnostic laboratories. For example, compared to the specialized diagnostic laboratories NeoGenomics, Inc. and Clarient, Inc., the Company has posted quarterly revenue in the most recent quarter that exceeds the quarterly revenue for each of these companies and the Company, unlike each of these companies, was profitable in the last quarter. As another example, compared to GenPath, a division of Bio-Reference Laboratories, Inc. ("BRL"), which focuses on the East Coast market, the Company has nationwide operations and its profits for the most recent quarter were approximately equivalent to those of GenPath's parent organization, BRL. In addition, the Company believes it is the only specialized diagnostic laboratory service provider that exclusively targets the specialty market focused on community-based hem/oncs. While a number of large national reference laboratories offer certain of the tests the Company provides, they are not specialized laboratory service providers and lack the particular focus, product offerings and attention that the Company provides to its community-based hem/onc customers. The Company's product offerings have been specifically built to address unmet needs of community hem/oncs, and are intended to address their need for specialized diagnostic services for complex, individual patient cases. In addition, the Company offers a number of tests that are at the leading edge of those offered by the laboratory services industry. For example, the Company was the first commercial lab to offer mutation testing for Janus Kinase 2, a new Polymerase Chain Reaction diagnostic test for a subtype of leukemia, and the second commercial lab to offer Circulating Tumor Cell testing for breast cancer. Accordingly, the Company respectfully submits that the statements in the Registration Statement regarding the Company's leading position as a specialty diagnostic laboratory are supported and therefore appropriate disclosure.

  11.
  Please clarify the meaning of your statement that you deliver "high touch, customized and collaborative diagnostic services" in plain English to investors.

Response:    The Company has revised the disclosure on pages 1 and 2 and throughout the Registration Statement as requested.

  12.
  We note your disclosure on page two that you have experienced a compounded annual growth rate of 48% for the nine quarters ended March 31, 2007. Please advise us why you selected a nine quarter period for this calculation. Also, revise you disclosure to indicate that the 48% growth rate may have been benefited by the fact that you were growing your revenue over a smaller base amount, and that, as the base increases, it will become more difficult to maintain this growth rate level. Additionally, revise to present the net income or loss for the fiscal years ended December 31, 2005 and December 31, 2006 along with the three months ended March 31, 2007.

Response:    The Company acknowledges the Staff's comment and has revised the disclosure on page 2 and throughout the Registration Statement to remove the reference to the Company's compounded quarterly growth rate. The Company also provided additional disclosure related to net income or loss on page 2 and throughout the Registration Statement as requested.

  13.
  In an appropriate section—not the Summary—provide additional discussion of how performance is tracked over time and the metrics which you use to measure customer service.

Response:    The Company has provided additional disclosure on page 61 as requested.

  14.
  Please disclose the average experience level for the hempaths.

Response:    The Company has revised the disclosure on page 60 and throughout the Registration Statement as requested.

  15.
  Please clarify the markets which are served by your offerings and the size of that specific market. We note references on page two to bone marrow procedures which appears broader than blood-based tests and distinct from bone marrow testing, but it is unclear where you fit within these markets. Also, it is unclear how your market share of bone marrow procedures is 4% when you estimate the annual market for bone marrow testing to be over $1.0 billion.

Response:    As an initial matter, the Company notes that, as discussed in more detail below, its market share is approximately 3% and it has revised the disclosure on page 3 and elsewhere to reflect this. The Company acknowledges the Staff's comment and respectfully submits that the Company's primary markets are bone marrow testing services and blood-based testing services, in each case as provided to the community-based hem/oncs that focus on malignancies of the blood and bone marrow, and other forms of cancer. Based upon estimates from 2007 Current Procedural Terminology ("CPT") codes for Bone Marrow Smear Interpretation reported by the Centers for Medicare and Medicaid Services, the Company believes there are more than 350,000 bone marrow procedures performed annually. Due to the intensive and painful process involved with any given bone marrow procedure, the procedure is generally not performed unless there is at least one bone marrow test associated with it. Therefore, the Company believes 350,000 is also a conservative estimate of the number of bone marrow tests performed annually in the United States. The $1.0 billion annual market for bone marrow testing is based upon this estimate of 350,000 bone marrow tests performed annually, and an average price per bone marrow test of over $3,000. The Company's market share of bone marrow procedures is derived from the number of bone marrow tests performed by the Company on an annualized basis (12,000) as compared to the annual total (350,000), which represents approximately 3%. In addition to the bone marrow market, the Company believes there are more than 200,000 blood-based tests for liquid and solid tumors performed annually, as noted on page 1. The Company has provided additional disclosure on pages 1 and 59 as requested.

  16.
  Revise here and throughout, to clarify the reference to your "nationwide sales force" to indicate the physical location of your sales force. In an appropriate area—not the Summary—revise to address:

  a.
  How your force is compensated, including incentives offered for increasing sales;

  b.
  How substantial you expect your sales force increase to be, including where, geographically, you expect this increase to be and which markets you expect your new salespeople to focus on; and,

  c.
  How sales, and selling efforts, are conducted and new hem/ones are sourced. For example, do you rely on extensive face to face interactions

Response:    The Company has provided additional disclosure on pages 3, 62 and 63 as requested.

Summary Financial Data, page 6

  17.
  We note that you have presented "EBITDA" and "EBITDA, as adjusted" as non-GAAP performance measures and note the following issues:

    It appears you have presented these non-GAAP performance measures by eliminating or smoothing certain items. Adjustments to eliminate or smooth items and presentation of such non-GAAP measures of performance are not appropriate since different unusual items are likely to occur every period and companies and investors may differ as to what types of events warrant adjustment. Accordingly, such presentation of non-GAAP performance measures should be removed here and throughout your filing or demonstrate to us how your presentation complies with Item 10 of Regulation S-K.

    Although non-GAAP measures can be useful in some circumstances (for example, when used as a liquidity measure), these measures can be confusing and lead to undue reliance by investors. We believe such measures, as presented, could be indicative of greater authority or prominence than conventionally computed earnings or cash flows as reported in the GAAP financial statements.

    Please refer to the requirements in Item 10 of Regulation S-K and guidance provided by the Division of Corporation Finance's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures available on our website. Please advise or revise here and throughout your filing (e.g. pages 49-50) as appropriate.

Response:    The Company has revised the disclosure to remove the references to "EBITDA" and "EBITDA, as adjusted" on pages 6 and 50.

Risk Factors, page 10

  18.
  Revise to indicate whether you are still considered a non-contracting provider as indicated on page 11. If so, clarify the risk to investors and indicate that it is an on-going one. In this regard we note additional disclosure on this issue on page 22. Based on your disclosure it appears that your status as a non-contractor provider affects the cost of your services to patients. Please revise to provide a separate risk factor addressing:

  a.
  What a non-contracting provider is; and,

  b.
  The impact of being labeled a non-contracting provider, and discuss the financial and general impact of being labeled one. Without limiting the generality of the foregoing, we note that you waive a portion of the patient's co-payment to keep your prices in line with in-network providers. How much, on average, are these waived fees annually?

Response:    The Company has provided additional disclosure on page 10 as requested. With respect to disclosure of the amount of waived fees annually, this is not a metric that the Company tracks, and to properly arrive at this number would be extremely burdensome, requiring the Company to break its billing down on a patient-by-patient, line-by-line and CPT code-by-CPT code basis. The Company also respectfully submits that providing this information would not result in meaningful disclosure to investors. Given the Company's diverse payor mix, only approximately half of the Company's revenues are derived from non-contracted payors and many or most of these payors instruct the Company to accept the payor payment as payment in full and do not to seek co-payments from their patients. Approximately 5% of the Company's patient cases fall into the category where the Company would bill as an in-network provider, and any resulting fees that may be waived would constitute a relatively small portion of the revenue associated with that 5% of cases. As the Company enters into more contracted arrangements with payors, the Company believes this percentage will continue to decrease.

  19.
  Please revise risk factor 4 to indicate the company's net loss for the year ended December 31, 2005.

Response:    The Company has revised the disclosure on page 11 as requested.

  20.
  We note your statement on in the last risk factor on page 12 that the Cartesian PSA can be terminated by either party at the end of the term. Please revise to clarify when the agreement between Cartesian and the company maybe terminated.

Response:    The Company has revised the disclosure on page 12 as requested.

  21.
  We note your disclosure on page 17 that "third parties have registered the name COMPASS in the United States in the medical field..." Please revise to indicate whether any of these parties have contacted you about your use of this name and further describe the risks to investors.

Response:    The Company has provided additional disclosure on page 17 as requested.

  22.
  Please revise your page 25 risk factor to specify the budgeted amount of increased costs the company expects to incur in connection with being a public company.

Response:    The Company has revised the disclosure on page 25 as requested.

  23.
  Please revise your page 26 risk factor to address the risk to investors in the event that a viable public market for your stock does not develop.

Response:    The Company has revised the disclosure on page 25 as requested.

Use of Proceeds, page 33

  24.
  Revise to quantify the amount of the proceeds that will be used to fund each purpose noted (e.g. increase personnel, establish a second laboratory facility, expand backup system, repay outstanding indebtedness, pursue new collaborations/acquisitions, and working capital).

Response:    The Company has revised the disclosure on page 31 as requested.

  25.
  We note your statement that "we may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the net proceeds." Refer to Instruction 7 of Item 504 of Regulation S-K and revise the disclosure in accordance with such Item or advise.

Response:    The Company has revised the disclosure on pages 31 and 32 as requested.

  26.
  If the indebtedness to be discharged under the Loan Agreement was incurred within one year, describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital.

Response:    The Company has provided additional disclosure on page 31 as requested.

  27.
  We note your statement that you will "pursue new collaborations, acquisitions or in-licenses of products, services, businesses or technologies...." Please revise to indicate the nature of the businesses that will be sought.

Response:    The Company has revised the disclosure on page 31 as requested.

  28.
  Please disclose the approximate amount of proceeds being used to repay outstanding indebtedness. Your current disclosure indicates your principal as of March 31, 2007 which would appear less relevant than a more recent date.

Response:    The Company has revised the disclosure on page 31 as requested.

Dilution, page 36

  29.
  Please revise the disclosure in this section to make it easier for investors to understand, For example, but without limit, we note the last sentence on page 26, beginning "The following table summarizes..." is longer and more complex than necessary.

Response:    The Company has revised the disclosure on pages 35 and 36 as requested.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

  30.
  The MD&A section is one of the most critical aspects of your disclosure. As such, we ask that you revise this section to provide a detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations and results of operations. In an effort to assist you in this regard, please refer to the guidance in SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting. Currently, it is not entirely clear to the reader how management evaluates the business and its financial results.

    In addition, while your discussion of the results of operations discusses intermediate effects of certain trends and events on the operations of the company, the analysis generally does not discuss the reasons underlying those intermediate effects and does not go into much detail. In this regard we are not merely looking for a regurgitation of the financial statements; rather, we are looking for a narrative discussion which explains the underlying business events which impacted your financial results.

    This comment is applicable for all periods.

Response:    The Company has revised the overview section of the MD&A on pages 39 and 40 to provide additional detail as requested.

  31.
  In an appropriate section, revise to discuss the sophisticated technologies used by your hempaths in the provision of your services. Also, revise to indicate whether any of these technologies are proprietary.

Response:    The Company has revised the disclosure on page 62 as requested.

  32.
  Please revise to indicate, if true, that your revenues result from an assignment agreement with Cartesian. Also, provide a general range of the costs of your diagnostic services—that is, does a COMPASS diagnostic test cost $100, a $1000, etc.

Response:    The Company has provided additional disclosure on page 40 to reflect that the Company's revenues include revenues for professional services provided by the hempaths employed by Cartesian for which the Company has been assigned the right to bill and collect under its Clinical Laboratory Professional Services Agreement ("PSA") with Cartesian. Because the Company uses many CPT billing codes that represent combinations of both the technical services provided by the Company and the professional services provided by the hempaths employed by Cartesian, it is difficult for the Company to estimate the portion of its total revenues that is specifically attributed to the professional services component provided by Cartesian. Because the right to charge, bill and collect for the professional services rendered by Cartesian and its employees has been assigned to the Company under the PSA, the Company is responsible for and solely entitled to billing and collection of all charges for the Company's services and Cartesian's professional services, which services typically are collectively billed for by the Company as a single service.

        The Company has provided additional disclosure on pages 51 and 53 relating to its cost of revenues per case.

  33.
  Please revise your disclosure under Stock-based Compensation on page 45 to indicate, if true, that all stock-based grants were made at the fair market value determined by the board, on the date of the grant, Also, revise to indicate whether any adjustments were made to existing grants in connection with the reassessment.

Response:    The Company has revised the disclosure on pages 47 and 49 as requested.

  34.
  We note references to reimbursement rates per case in your results of operations discussion, Please revise to clarify this concept to the reader, state your historical reimbursement rate and contrast this rate to industry norms, if available.

Response:    The Company acknowledges the Staff's comment and has revised the disclosure on pages 50 and 53 to refer to "revenues per case" rather than "reimbursement rates per case." The Company's historical revenues per case are included in the tabular disclosures included in the results of operations section.

Critical Accounting Policies and Estimates, page 43

  35.
  We note that your revenue and accounts receivable are recorded net of a contractual allowance. Please expand your disclosures to include the following:

    For each period presented, quantify and disclose the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example for 2006, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2005 and the amount of the new estimate or settlement amount that was recorded during 2006.

    Quantify and disclose the reasonably possible effects that a change in estimate of unsettled amounts from 3rd party payors as of the latest balance sheet date could have on financial position and operations.

    Disclose in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management's own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed care and other, and Self-pay). We would expect Self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.

    If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), please disclose the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, tell us why this classification is appropriate, and disclose the historical percentage of amounts that get reclassified into self-pay.

Response:    The Company has provided additional disclosure on pages 43, 44 and 45 as requested.

Stock-Based Compensation, page 45

  36.
  We note your disclosure that you determined the fair value of your common stock from August 2006 to February 2007 with the assistance of an independent valuation consultant. Please revise to name this independent valuation consultant and file the consent of the consultant as an exhibit. Alternatively, you may elect to revise your disclosures to eliminate all references to the use of experts and/or independent valuation consultants. Please advise or revise.

Response:    The Company has revised the disclosure on pages 47 and 48 to delete all references to the use of independent valuation consultants as requested.

  37.
  On page 96, we note your adoption of the 2007 Employee Stock Purchase Plan, which provides for the purchase price of common shares at a maximum of 85% of their fair market value on the date of purchase. Please revise your disclosure to address your accounting for this plan and its potential impact on your financial statements (e.g. compensation cost), Refer to paragraph 12 of SFAS 123(R).

Response:    The Company has revised the disclosure on page 49 as requested.

Results of Operations, page 50

Comparison of the Three Months Ended March 31, 2006 and 2007

  38.
  Please revise to provide a more detailed analysis and explanation of your increased revenues.

Response:    The Company has revised the disclosure on page 50 as requested.

  39.
  We note your statement on page 50 that you "anticipate that [y]our cost of revenues will remain stable as a percentage of revenues" but that you experienced improved margins over the prior period due to economies of scale. In an appropriate section, revise to address the impact that adding a new lab may have in the near term on your margins.

Response:    The Company has revised the disclosure on page 51 as requested.

  40.
  Please provide a more detailed discussion of your Sales and Marketing and General and Administrative expenses.

Response:    The Company has revised the disclosure on pages 51 and 52 as requested.

  41.
  Please revise to provide a detailed discussion of the General and Administrative Expenses addressing the increases and reasons for those increases in personnel costs, rent expense and provision for doubtful accounts.

Response:    The Company has revised the disclosure on pages 51 and 52 as requested.

Comparison of the Years Ended December 31, 2004, 2005 and 2006

  42.
  We note your explanation that your service revenues per case increased due to an expansion of in-house testing capability and increases in reimbursement. Please revise to address the reasons for the increased reimbursement and clarify whether you expect your in-house testing capability to level off or continue to expand.

Response:    The Company has revised the disclosure on page 53 as requested.

  43.
  Please provide a more detailed discussion of your Sales and Marketing and General and Administrative expenses.

Response:    The Company has revised the disclosure on pages 53 and 54 as requested.

  44.
  Please provide a more detailed discussion of your General and Administrative Expenses addressing the increases and the reasons for those increases.

Response:    The Company has revised the disclosure on page 54 as requested.

Liquidity and Capital Resources, page 54

  45.
  Please revise your discussion of liquidity and capital resources to provide enhanced analysis and explanation of the sources and uses of cash and material changes in particular items underlying the major captions reported in your financial statements.

Response:    The Company has revised the disclosure on page 55 as requested.

  46.
  Please revise to provide a clearer, more organized, discussion of your Loan Agreement with Comerica Bank.

Response:    The Company has revised the disclosure on page 55 as requested.

  47.
  On page 55 you disclose that you expect to spend substantial amounts of capital to continue your growth and provide some disclosure about how you will spend the net proceeds of this offering. In all appropriate sections, please revise to further discuss these plans, and indicate the impact that it will have on your liquidity and capital resources. Also, revise to indicate whether the company currently anticipates having to raise additional capital to effectuate its growth strategy.

Response:    The Company has revised the disclosure on page 56 and elsewhere in the Registration Statement as requested.

  48.
  Please revise to indicate the amount of working capital as of the most recent interim financial period.

Response:    The Company has revised the disclosure on page 56 as requested.

  49.
  Please revise to quantify the time period that the company believes the net proceeds of the offering will fund its planned growth and operating activities.

Response:    The Company has provided additional disclosure on page 56 as requested.

  50.
  State the steps you take in collecting accounts receivable. Disclose your policy with respect to determining when a receivable is recorded as a bad debt and when a write off is recorded. Clarify the threshold (amount and age) for account balance write-offs.

Response:    The Company has provided additional disclosure on pages 44 and 45 as requested in the section entitled "Critical Accounting Policies—Allowance for Doubtful Accounts."

  51.
  If there were significant changes in days' sales outstanding between periods, disclose the day's sales outstanding for each period and the reasons for significant changes from the prior period.

Response:    The Company has provided additional disclosure on page 44 as requested in the section entitled "Critical Accounting Policies—Allowance for Doubtful Accounts."

Off-Balance Sheet Arrangements, page 56

  52.
  Please confirm with us that Exhibit 10.14 is the only agreement between the company or its affiliates, and Cartesian Medical Group, Inc. If not, briefly advise us of the nature of any other agreements between these parties.

Response:    In addition to the PSA filed as Exhibit 10.14 to the Registration Statement, there is a Succession Agreement between the Company, Cartesian and Bashar Dabbas, M.D., the President, Treasurer and sole shareholder of Cartesian. The Company has also entered into a medical director agreement with Dr. Dabbas pursuant to which Dr. Dabbas provides specified administrative services to the Company. The succession agreement provides for the transfer of Dr. Dabbas' shares in Cartesian to a successor in the event Dr. Dabbas ceases to be the medical director for any reason under the medical director agreement or upon the occurrence of certain other events. The Company has filed the

Succession Agreement and the Medical Director Agreement as Exhibits 10.15 and 10.16 to the Registration Statement and has described these agreements more fully at pages 72 and 73. There are no other agreements between the Company and its affiliates, and Cartesian.

Business, page 57

  53.
  Revise to disclose whether you would be able to offer your services without your hempaths.

Response:    The Company has included additional disclosure in the section entitled "Cartesian Medical Group, Inc." on page 72.

  54.
  Please provide a discussion of your expansion plans, including your plans to establish a second laboratory facility, increase sales and marketing personnel, and establish additional backup systems. In this regard, disclose the estimated costs of each of these plans, where they are in the planning process, and, if known, the particulars of such plans. Please note that this comment may impact other sections of your document, including Use of Proceeds and Liquidity and Capital Resources.

Response:    The Company has provided additional disclosure on page 61 as requested and notes that a discussion of the Company's expansion plans is included in the section entitled "Expand Our Organization and Infrastructure" on page 61 and in "Liquidation and Capital Resources" on page 56. As noted above, the Company has also provided additional disclosure in "Use of Proceeds" on page 31.

  55.
  Please revise to provide a brief description of the process behind your service offerings. As a means of illustration, after your customer prepares a slide and Federal Express delivers it, then what happens? While we recognize that much of this information is already included in your disclosure, it is not contained in its own section and, as a consequence, is harder to follow.

Response:    The Company acknowledges the Staff's comment and respectfully submits that a detailed description of the entire process encompassed by its service offerings is set forth in detail under the section entitled "Our Approach" on pages 58 and 59.

  56.
  We note your disclosure elsewhere that you rely on Federal Express to ship patient samples. Please briefly address any special shipping requirements for your samples and address whether this limits the number of carriers available to the company for shipping.

Response:    The Company acknowledges the Staff's comment and respectfully submits that other than timely next day delivery and the ability to prevent the loss of shipments, there are no special shipping requirements for its samples. The samples are packaged in special kits by a trained member of a hem/onc's staff and sent to the Company by Federal Express or, in the case of local samples, same day courier. These special kits are provided by the Company and can be shipped by any carrier. Assuming they offer reliable overnight service, the Company is not limited as to the number of carriers available to it for shipping.

  57.
  We note that the company has a risk factor on page 20 addressing the expertise and expense associated with handling hazardous materials. Please revise to specifically address the hazardous materials handled by your lab, the procedures utilized for handling and disposing of these materials, and the costs associated with these procedures.

Response:    The Company has revised the disclosure on page 70 as requested.

  58.
  Revise to discuss the technologies used in your business.

Response:    The Company has revised the disclosure on page 62 as requested.

  59.
  We note your references on page 58 and elsewhere to the unmet needs of community based hem/ones. Please revise to address what you believe their unmet needs are, and indicate how your products meet them.

Response:    The Company has provided additional disclosure on page 59 as requested.

  60.
  We note your disclosure on page 59 that you are "the only commercial laboratory currently offering this diagnostic tool in the marketplace," Revise to clarify which diagnostic tool you are referring to and, indicate whether any other laboratories—commercial or not—offer this, or similar diagnostic tools which would reasonably substitute for yours.

Response:    The Company has revised the disclosure to delete this sentence from page 60 as requested.

  61.
  Please revise to organize, and expand on, your discussion under Highly Trained and Specialized Personnel.

Response:    The Company has revised the disclosure on page 60 as requested.

  62.
  In your Reimbursement discussion you state that the majority of your services are reimbursed under the physician fee schedule and the clinical laboratory fee schedule. Please clarify the differences between these two classifications—for examples what sorts of activities are typically included in the physician fee schedule and how are they different from the clinical laboratory fee schedule.

Response:    The Company has provided additional disclosure on page 66 as requested.

  63.
  Please revise to indicate when you will be required to renew your CLIA certificate. In addition, if this process has already commenced, update your disclosure to address its status.

Response:    The Company has provided additional disclosure on page 67 as requested.

Billing And Reimbursement, page 63

  64.
  Please revise your disclosures to include the following discussion:

    State if your billing system generates contractual adjustments based on fee schedules for the patient's insurance plan for each patient encounter or if an estimate of contractual allowances is made. If an estimate is made, state what factors are considered in determining the estimate.

    Disclose your policy for collecting co-payments.

Response:    The Company has provided additional disclosure related to its billing system on page 65 as requested. As a specialized diagnostic laboratory, the Company bills patients as if they were "in-network" where permitted and has no direct contact with patients (i.e., no patient encounters) because the Company's customer is the referring community hem/onc. Because the Company does not have patient encounters, the Company is not required to collect patient co-payments (in contrast to the referring hem/onc who may collect patient co-payments for the professional services that he or she performs for the patient but not for the clinical diagnostic services that the Company provides).

Corporate Practice of Medicine, page 67

  65.
  We note you are not permitted to directly own a medical operation. Disclose how you conducted the services provided by Cartesian during the periods before you entered into the professional services agreement with Cartesian (i.e., prior to January 1, 2006).

Response:    The Company has provided additional disclosure on pages 72 and 73 with respect to how it conducted the services being conducted by Cartesian during the periods before it entered into the PSA with Cartesian.

Cartesian Medical Group, Inc. page 70

  66.
  We note the discussion of your agreement with Cartesian on Page 70. Given the importance of this agreement to your business, please revise to provide expanded, and clearer, disclosure concerning the terms of this agreement, and the role that Cartesian and its employees plays in your business. Without limiting the generality of the foregoing, please:

  a.
  Disclose the material terms of your agreement with Cartesian, including the dollar amount, and percentage of, revenues assigned to you through this agreement as well as the total value of payments made by you on Cartesian's behalf, for each fiscal year covered by the financial statements;

  b.
  Revise here and elsewhere as appropriate to discuss how the prices charged by Cartesian are set, as well as how the expenses associated with Cartesian are determined. In this regard, we note that hempaths' salaries are set with reference to market rates—please revise to disclose who at Cartesian determines their salaries and clarify whether anyone at the company has any input into these salaries, In addition, revise to address your ability to pass along cost increases in the form of higher prices;

  c.
  Clarify whether any Cartesian employee, but particularly the hempaths are eligible to receive, and have received, stock based compensation from you;

  d.
  Clarify who the contracting parties are for your key service offerings. For example, do the hem/ones contract with you directly, or do the contract with Cartesian, who assigns the right to receive fees from the hem/oncs to you;

  e.
  Clarify the role that the hempaths play in your overall product offering and include a statement indicating whether it would be possible to offer your product without hempaths;

  f.
  Disclose who controls, supervises, and is responsible for, the work performed by the hempaths. In addition to addressing their status as independent contractors employed by Cartesian, clarify the impact that professional licensure has on your ability to exercise control over the hempaths. In responding to this sub-comment, you should also address the impact that the foregoing has on your quality control program;

  g.
  Advise us of the basis for referring to the hempaths using the possessive "our," when they are independent contractors and not employees;

  h.
  Clarify whether you engage hempaths from any entity other than Cartesian. Also, clarify whether any other organization, operating in your geographic region, would be able to provide similar services to you in the event that Cartesian did not renew its agreement with you;

    i.
    Disclose whether any of the terms of Dr. Dabbas's employment agreement, or any other agreement, with you contains any clause relating to Cartesian. If so, with a view toward disclosure, advise us of the nature of the clause.

Response:    The Company has revised and supplemented the disclosure on pages 72 and 73 to address the Staff's specific comments and sub-comments (a) through (i) and to expand and clarify the Company's relationship with Cartesian, including a more detailed description of the material terms of the PSA, medical director agreement and succession agreement, each of which have been filed as exhibits to the Registration Statement.

With respect to sub-comment (a), additional disclosure has been added with respect to the total value of payments made by the Company to Cartesian for the relevant periods. However, as noted above, because the Company uses many CPT billing codes that represent combinations of both the technical services provided by the Company and the professional services provided by the hempaths employed by Cartesian, it is difficult for the Company to estimate the specific portion of its total revenue that is specifically attributed to the professional services component provided by Cartesian.

With respect to sub-comment (b), additional disclosure has been added as to how the prices charged by Cartesian are set and how expenses are determined, as well as who at Cartesian determines their salaries and who has input into such determination. Additional disclosure has also been added to address the Company's limited ability to pass along cost increases.

With respect to sub-comment (c), additional disclosure has been added to address the Staff's comment.

With respect to sub-comment (d), additional disclosure has been added with respect to who are the contracting parties for the Company's service offerings and Cartesian's assignment to the Company of the right to bill a hem/onc's patients.

With respect to sub-comment (e), clarifying disclosure has been added to address the hempaths essential role in the Company's service offerings and to describe the Company's reliance on the hempaths employed by Cartesian.

With respect to sub-comment (f), additional disclosure has been added to describe who controls and supervises the hempaths and the impact of professional licensure on the Company's ability to exercise any control as well as the impact that such restrictions on control may have on the Company's quality control program. The Company also advises the Staff that (i) the PSA requires that Cartesian and the hempaths provide quality services to the Company, (ii) if the hempaths fail to provide quality services, the Company has the ability to terminate the PSA for material breach by Cartesian, and (iii), although the Company is prohibited from exercising the control exerted by Cartesian over the hempaths because it is not a California professional corporation, the Company believes that the mechanism under the PSA outlined above and described on page 72 provides a reasonable means to ensure that Cartesian and the hempaths provide services in accordance with the Company's quality control program. In addition, the hempaths are subject to professional medical licensure laws, malpractice suits and the Hippocratic oath, all of which serve as means to ensure quality of service.

With respect to sub-comment (g), as noted in the additional disclosure on pages 72 and 73, the physicians employed by Cartesian exclusively work for Cartesian, which exclusively contracts with the Company to provide the professional services the Company requires to provide its specialized diagnostic services. Additionally, Cartesian's hempaths only work in the Company's laboratory, only provide services to the Company and are not allowed to provide professional services to any other party without the Company's prior consent, and Cartesian has not entered into any professional services agreement with any other party. To avoid any potential confusion, the Company has clarified in its disclosure in the Summary on page 4 and on page 72 that, throughout the prospectus, when it refers to "our hempaths" or words of similar import, it is referring to the physicians employed by Cartesian and working at the Company's facility as directed by Cartesian.

With respect to sub-comment (h), clarifying disclosure has been added at page 72.

With respect to sub-comment (i), additional disclosure has been added on page 73 describing Dr. Dabbas's medical director agreement with the Company and describing the succession agreement among the Company, Cartesian and Dr. Dabbas.

  67.
  Please revise to provide additional background information about Cartesian. For example, but without limit, disclose:

  a.
  The year in which Cartesian was formed, including who its initial investor was and whether it was capitalized using personal funds;

  b.
  When Cartesian entered the initial PSA agreement with Genoptix;

  c.
  Whether Cartesian has had, or currently has, any contracts to provide services similar to the ones with you;

  d.
  The total number of employees at Cartesian, including the number of hempaths that regularly provide services to you;

  e.
  Disclose who manages Cartesian;

  f.
  Advise us whether Cartesian is an affiliate or related party within the meaning of the federal securities laws and clarify whether your agreement with Cartesian constitutes an "off balance sheet arrangement."

Response:    The Company has provided additional background information about Cartesian on pages 72 and 73.

With respect to sub-comment (a), additional disclosure was included on page 72 and the Company supplementally advises the Staff that Dr. Dabbas purchased all of the outstanding shares of Cartesian in connection with its formation and organization for $100.

With respect to sub-comments (b), (c), (d) an (e), additional disclosure has been included on page 72 to address the Staff's comments.

With respect to sub-comment (f), Cartesian is not an affiliate or related person of the Company within the meaning of the federal securities laws. The Company's agreement with Cartesian does not constitute an "off balance sheet arrangement." All expense and revenue items related to Cartesian are fully reflected on the Company's balance sheet.

  68.
  Based on your disclosure it appears that your relationship with Cartesian enables you to work around certain statutes and common law cases prohibiting corporations from engaging in the practice of medicine. Please revise your disclosure, here and elsewhere, to indicate whether California, or any other state in which do business, has taken any position with respect to a corporation's ability to structure around these prohibitions. If so, revise to address and discuss the impact that it has had, or will have, on your business.

Response:    The Company has included disclosure on page 73 clarifying that, to the best of the Company's knowledge, none of the State medical boards or courts in jurisdictions in which the Company provides specialized diagnostic services has taken the position that arrangements such as that which exists between Cartesian and the Company violates the corporate practice of medicine prohibitions. Any such determination would be fact-specific and based upon the facts and circumstances of the particular situation. Moreover, companies such as AmeriPath, Inc. and NightHawk Radiology Holdings, Inc. use similar structures for their operations. In addition, we refer the Staff to the risk factor entitled "Our business could be materially harmed by future interpretation or implementation of state laws regarding prohibitions on the corporate practice of medicine" for a discussion of the risks associated with compliance with regulations regarding the corporate practice of medicine.

Executive Compensation, page 79

  69.
  Item 402(a)(3) of Regulation S-K requires disclosure for named executive officers, including your principal executive officer ("PEO"), principal financial officer ("PFO") and your three most highly compensated executive officers other than your PEO and PFO. Accordingly, you should present disclosure for five executives in total; currently your disclosure covers only three executives. Please advise or revise.

Response:    The Company respectfully acknowledges the Staff's comment and respectfully submits that the Company only has three executive officers: it's PEO, PFO and Chief Operating Officer. The Company does not believe that any other employee qualifies as an executive officer within the definition set forth in Rule 3b-7 of the Securities Exchange Act of 1934, as amended, which states that the term "executive officer," when used with reference to a registrant, means its president, any vice president of the registrant in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function, or any other person who performs similar policy making functions for the registrant. The Company's PEO, PFO and Chief Operating Officer perform all policy making functions for the Company and are in charge of the Company's principal business units. No vice president of the Company is in charge of a principal business unit, division or function, and no other officer or person performs a policy making function.

  70.
  You indicate that your executive compensation program is designed to award the achievement of key performance measures. Please revise to indicate what these measures are, whether they were met, and how the executive was rewarded as a result.

Response:    The Company has provided additional disclosure on page 82 as requested. More detailed disclosure regarding key performance objectives, whether they were satisfied and how the executives were rewarded as a result, is included in the description of the "Elements of Executive Compensation" on pages 83-85.

  71.
  We note that you conduct an annual benchmark review of your compensation level and that this review is based in part upon the Biotech Employee Development Coalition Compensation and Benefits Survey. Please revise to indicate how your compensation compares against this survey. Also, to the extent that there is a significant variance in pay scale or practices between private and public companies contained in this survey, indicate whether you anticipate having to make upward adjustments in the future.

Response:    The Company has provided additional disclosure on pages 82 and 83 as requested. Although the Company's compensation committee uses survey data as a tool in determining executive compensation and believes that the Company's executive's base compensation and bonus amounts generally are comparable to the average compensation paid by companies listed in the survey, it typically has applied its subjective discretion to make compensation decisions and has not benchmarked its executive compensation against a particular set of comparable companies or used a formula to set its executives compensation in relation to this survey data. In connection with retaining services of executive compensation specialists in the future, the Company anticipates that its compensation committee will begin to more formally benchmark its executive compensation against a peer group of health care services and clinical diagnostic companies that is more directly comparable to the Company. The Company anticipates that the compensation committee may make adjustments, including upward adjustments, in executive compensation levels in the future as a result of this more formal benchmarking process.

  72.
  Please name the companies which you consider comparable for benchmarking purposes, In addition, clarify the factors that you believe makes these companies comparable.

Response:    The Company has provided additional disclosure on page 83 as requested to clarify that the compensation committee does not currently benchmark executive compensation against a particular peer group of companies. Additional disclosure has also been added that the Company anticipates that it will likely in the future begin a more formalized compensation benchmarking process against a peer group of health care services and clinical diagnostic companies that are more directly comparable to the Company.

  73.
  We note that the company increased the base salaries for Dr. Tina Nova, Mr. Samuel Riccitelli and Mr. Douglas Schuling in August 2006 and in June and July 2007 and that the compensation committee considered the 2006 San Diego BEDC Compensation and Benefits survey, prior years increases, and the high level of performance and significant commitment. Please revise to indicate how these factors were considered in the increases to the executives pay.

Response:    The Company has provided additional disclosure on page 84 as requested to indicate how the various factors were considered in the increases to the executives' base salaries.

  74.
  Please revise your page 81 disclosure to indicate the individual and corporate performance objectives applicable to the 2007 Annual Executive Bonus Plan.

Response:    The Company has revised the disclosure on page 85 as requested to clarify that the corporate performance objectives are the revenue and profitability objectives set forth in the Company's 2007 operating plan and that individual performance will be determined subjectively and not based upon specific predetermined criteria.

Summary Compensation Table, page 83

  75.
  Please revise to disclose in a footnote the assumptions made in the valuation with a reference to a discussion in the financial statements, footnotes to the financial statements, or in the Management's Discussion and Analysis. See Instruction to Item 402(c)(v) and (vi).

Response:    The Company has provided additional disclosure on page 87 as requested.

Potential Payment Under Employment Arrangements, page 85

  76.
  Please disclose the term of each employment agreement under Potential Payment Under Employment Agreements and clarify whether the references to "unpaid prorated base salary" means the remaining term of the agreement, or merely the actual days worked for which the executive has yet to be paid.

Response:    The Company has provided additional disclosure on page 88 as requested.

  77.
  We note that you have calculated the value of your named executive officers equity awards on page 86 assuming that their employment was terminated on December 31, 2006, consistent with Item 402 of Regulation S-K. However, as the fair market value of your stock price at this time is likely lower than the value of your offering, the value of the equity portion of your award is likely to increase significantly in future filings. In an appropriate section, please revise your disclosure to explain this concept to investors.

Response:    The Company has provided additional disclosure on page 89 as requested.

  78.
  We note your disclosure on page 88 that your executives' options are subject to a lapsing right of repurchase until such options are fully vested. Please clarify the price at which such shares would be repurchased, should the company exercise its right. Also, clarify when the company would and would not exercise this right.

Response:    The Company has revised the disclosure on pages 91 and 107.

  79.
  Please revise your page 94 disclosure to clarify the annual increase in shares reserved for issuance to your non-employee directors.

Response:    The Company has revised the disclosure on page 97 as requested.

  80.
  Please clarify whether the company makes, or intends to make in the future, contributions to the 401(k) plan referred to on page 96.

Response:    The Company has provided additional disclosure on page 99.

Non-Employee Director Compensation, page 97

  81.
  Revise to disclose the grant date fair value of the option awards in a footnote. See Instruction to Item 402(k)(2)(iii) and (iv).

Response:    The Company has revised the disclosure on page 100 as requested.

Transactions with Related Persons, page 99

  82.
  Please revise to indicate who is initially responsible for determining whether a transaction is a related party transaction.

Response:    The Company has provided additional disclosure on page 103 as requested.

Principal Stock Holders, page 103

  83.
  Revise to complete the table to provide the information required by Item 403 of Regulation S-K. Also provide the missing information throughout the footnote disclosure.

Response:    The Company has revised the disclosure on pages 107-110 as requested.

Description of Capital Stock, page 107

  84.
  We note your statement that "[a]ll of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable." The statement that the current outstanding common shares are "fully paid and nonassessable" is a legal conclusion that the company is not qualified to make. Either attribute this statement to counsel and file counsel's consent to be named in this section, or delete it.

Response:    The Company has revised the disclosure to delete this sentence from page 111 as requested.

Legal Matters, page 122

  85.
  Please disclose the approximate dollar value of Cooley Godward's holdings of your common stock based upon the offering price and clarify the origin of the shares, including whether any of the shares were issued as compensation for work in connection with this Form S-1.

Response:    The Company has provided additional disclosure on page 126 as requested.

Financial Statements

General

  86.
  Please provide a currently dated consent in any amendment and consider the updating requirements of Rule 3-12 of Regulation S-X.

Response:    The Company acknowledges the Staff's comment and will provide a currently dated consent in any amendment to the Registration Statement and consider the updating requirements of Rule 3-12 of Regulation S-X.

Notes to Financial Statements

Basis of Presentation and Principles Consolidation, F-7

  87.
  We note you consolidate Cartesian based on the professional services agreement filed as Exhibit 10.14. Please provide us with a thorough analysis of how you considered EITF 97-2 (i.e., discuss how you met the requirements for a controlling financial interest and address each of the six factors with specific references to the underlying professional services agreement) with respect to your accounting treatment for this arrangement. To enhance the reader's understanding, please revise the disclosures in your financial statements and MD&A as appropriate.

Response:    The Company acknowledges the Staff's comment and supplementally provides the Staff the information below detailing what was considered to conclude that the Company met the criteria under EITF Issue No. 97-2:

Term.    The contractual arrangement between the management company ("PPM") and the physician practice:

        1.     Has a term that is either (i) the entire remaining legal life of the physician practice entity or (ii) a period of 10 years or more. However, per EITF 97-2 (Interpretive Guidance on Issue 1), "The term of the arrangement is to be determined based on its substance as opposed to its form; thus, both the original stated contract term and renewal or cancellation provisions must be considered."

        The Company supplementally advises the Staff that the term of the professional services agreement between Cartesian and the Company is under the control of the Company in that the term is one year with an automatic renewal each year unless terminated due to:

  (i)
  mutual agreement (therefore Cartesian cannot terminate if the Company does not agree);

  (ii)
  the Company's unilateral termination without cause with 60 days written notice (the Company has the ability to cancel at any time for any reason and no such ability is given to Cartesian);

  (iii)
  material breach (by either party with a 30-day cure notice required);

  (iv)
  automatic termination due to the following:

  (a)
  the Company's determination that Cartesian has somehow failed to meet its obligations under the agreement;

  (b)
  cancellation or termination of Cartesian's medical insurance with a good faith effort made by the Company to renew it (within 30 days of default);

  (c)
  partial or entire transfer of ownership or dissolution of Cartesian without the Company's prior approval; or

  (d)
  appointment of a receiver of Cartesian's assets due to bankruptcy; or

  (v)
  special termination caused by any legislation, regulation, rules or procedures adopted by a form of government, legislative body or private agencies that would cause the Company to lose its clinical laboratory license or CLIA certification or would cause any of the Company's or Cartesian's employees to be civilly and/or criminally prosecuted due to the arrangements in this agreement (provided that both parties must make a good faith effort to amend/alter the agreement and if not feasible, the agreement will be terminated).

As EITF 97-2 requires the Company to review the substance of the arrangement, over the form, the Company has determined that the agreement meets the criteria as set forth in Term-Issue 1 described above since the termination is in the Company's control and Cartesian does not have the ability to unilaterally terminate the contract. Therefore, the contract can continue until terminated due to one of the causes above, which would be the entire remaining legal life of the physician practice entity or a period of 10 years or more.

        2.     Is not terminable by the physician practice except in the case of gross negligence, fraud or other illegal acts by the PPM, or bankruptcy of the PPM.

        As noted in the above mentioned list of termination causes, Cartesian does not have the right to unilaterally cancel the agreement unless there has been a material breach, bankruptcy or an event resulting in special termination. Therefore, the Company has determined that the agreement has met the criteria specified in Term-Issue 2 above.

Control.    The PPM has exclusive authority over all decision making related to both of the following:

        1.     Ongoing, major or central operations of the physician practice, except for the dispensing of medical services.

        The Company provides Cartesian, in a competent, efficient and reasonably satisfactory manner, all non-physician services necessary for the provision of medical services by Cartesian in accordance with the terms of the PSA. Cartesian has assigned to the Company all claims, demands and rights to charge, bill and collect for medical services rendered. The Company is responsible for, and solely entitled to, billing and collections of all charges for the Company's services and Cartesian services including payroll, laboratory and medical office space, non-medical business functions, supplies, utilities, insurance, etc. Therefore the Company has determined that the agreement has met the criteria specified in Control-Issue 1 above.

        2.     Total practice compensation of the licensed medical professionals as well as the ability to establish and implement guidelines for the selection, hiring and firing of them.

        All physicians must be approved in writing by the Company in advance of performing any professional medical services. It is understood and agreed that the Company has the right to withdraw Cartesian's approval of any or all physicians at any time without cause. Cartesian has also agreed to withdraw any such disapproved physician from providing on-site coverage immediately upon notice to Cartesian by the Company, stating the Company's disapproval. The Company pays Cartesian a monthly compensation amount equal to the monthly aggregate of all Cartesian physician salary and benefit expenses for the specific month at issue. Therefore, the Company has determined that the agreement meets the criteria specified in Control-Issue 2 above.

Financial Interest.    The PPM must have a significant financial interest in the physician practice that meets both these criteria:

        1.     Is unilaterally salable or transferable by the PPM.

        In accordance with EITF 97-2, "If a majority of the outstanding voting equity instruments of the physician practice are owned by a nominee shareholder of the PPM (or by the PPM itself and its nominee shareholder), then a rebuttable presumption exists that the PPM controls the physician practice." Cartesian is run by a Medical Director (who has been issued 100 shares of Cartesian) nominated by the Company and who can be terminated by the Company at any time. In the event of such termination the shares automatically transfer to the person of the Company's choice who would then become acting Medical Director. Given that all of the shares of Cartesian are held by the nominee shareholder of the Company, the Company has a direct financial interest in Cartesian. In addition as to the criteria of salability and transferability, in the event that the Company does wish to sell Cartesian, or is acquired by a company in which Cartesian will be transferred over, the Company has the legal power, if the Medical Director of Cartesian rejects the idea, to remove the Medical Director and install a new Medical Director who will approve of the transfer/sale. The Company has determined that the Company has met the criteria noted in Financial Interest-Issue 1 above.

        2.     Provides the PPM with the right to receive income, both as ongoing fees and as proceeds from the sale of its interest in the physician practice, in an amount that fluctuates based on the performance of the operations of the physician practice and the change in the fair value thereof.

        Cartesian assigned to the Company all claims, demands and rights of Cartesian to charge, bill and collect for professional medical services rendered by Cartesian. In turn, the Company is responsible for, and solely entitled to, billing and collections of all charges for the Company's services and Cartesian's services including payroll, laboratory and medical office space, non-medical business functions, supplies, utilities, insurance, etc. Cartesian sets the schedule of fees utilized by the Company when billing for professional medical services furnished under the agreement. The schedule of fees is limited to the fair market value of the professional medical services furnished by Cartesian. Therefore, the fees that the Company is entitled to are generated by Cartesian based on volume, productivity and fee schedules which fluctuate based off of the fair values at the time the schedules are determined (once a year). The Company has determined that the Company has met the criteria noted in issue Financial Interest-Issue 2 above.

  88.
  We note your disclosure that you entered into professional services agreement with Cartesian in 2005. Please disclose the specific periods the operations of Cartesian are included (i.e. consolidated) in your financial statements.

Response:    The Company has provided additional disclosure on page F-7 as requested.

  89.
  We note you entered into a succession agreement with Cartesian. Please clarify if you are referring to the professional services agreement filed as Exhibit 10.14 or a different agreement. If the latter, please file this agreement as an exhibit to your filing.

Response:    The succession agreement has been filed as Exhibit 10.15 to the Registration Statement.

Part II

Exhibits

  90.
  We note that several of your exhibits, including your legality opinion, have not been filed. Please note that we review, and frequently comment upon, these agreements. Accordingly, in order to facilitate your review, please ensure that these exhibits are filed as soon as practicable.

Response:    The Company acknowledges the Staff's comment and will file the referenced exhibits as soon as possible.

  91.
  In reference to the Cartesian Agreement (Exhibit 10.14), please file with Exhibit 10.14 the Exhibits 1.1-1 and 1.1-2 to that agreement

Response:    Exhibit 10.14 has been refiled with the additional attachments requested by the Staff.

******

The Company respectfully requests the Staff's assistance in completing the review of the Registration Statement and Amendment No. 1 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 1 or this response letter to me at (858) 550-6089 or to Charles Bair at (858) 550-6142.

Sincerely,

/s/  J. PATRICK LOOFBOURROW

J. Patrick Loofbourrow

cc:
Tina S. Nova, Ph.D., Genoptix, Inc.
Douglas A. Schuling, Genoptix, Inc.
Frederick T. Muto, Esq., Cooley Godward Kronish LLP
Charles J. Bair, Esq., Cooley Godward Kronish LLP
Scott N. Wolfe, Esq., Latham & Watkins LLP
Cheston J. Larson, Esq., Latham & Watkins LLP
Divakar Gupta, Esq., Latham & Watkins LLP